EXHIBIT 99(1)

(Translation from the Hebrew)

Scailex Corporation Ltd. (“the Company”)

December 31, 2006

To:	To
Israel Securities Authority	The Tel-Aviv Stock Exchange
22 Kanfei Hanesharim St.	54 Achad Ha'am St.
Jerusalem 95464	Tel-Aviv 65202
(through Magna)	(through Magna)

Re: Immediate Report on the Results of Annual General Meeting

The Company hereby gives notice that at the annual general meeting of shareholders, which took place today, December 31, 2006, the resolutions were approved as set forth below:

1.     To elect Dror Barzilai as an outside director of the Company for a term of three years.

Total number of shares voting on the proposal:	19,409,020
Number of shares voting in favor of the proposal:	19,370,745
Number of shares voting against the proposal:	38,275
Number of shares voting in favor as a percentage of the total
number of shares voting on the proposal:	99.8%
Out of the total number of shares voting on the proposal, the
number of shares held by Controlling Shareholders:	18,800,255
The number of such shares not held by Controlling Shareholders:	608,765

2.     To elect Mr. Eran Schwartz, Ms. Irit Ben-Ami, Mr. Arie Zief, Mr. Shalom Singer, Mr. Arie Silverberg, Mr. Modi Peled and Dr. Arie Ovadia as directors of the Company until the next annual general meeting of shareholders of the Company.

3.     To approve amendments to Articles 25, 66 and 69 of the Articles of Association of the Company and to authorize the Company to restate its Articles of Association of the Company in accordance with such amendment.

Total number of shares voting on the proposal:	19,800,471
Number of shares voting in favor of the proposal:	19,299,062
Number of shares voting against the proposal:	501,409
Number of shares voting in favor as a percentage of the total
number of shares voting on the proposal:	97.5%
Out of the total number of shares voting on the proposal, the
number of shares held by Controlling Shareholders:	18,800,255
The number of such shares not held by Controlling Shareholders:	1,000,216

4.     To approve the appointment of Brightman, Almagor & Co. as independent auditors of the Company for the 2007 fiscal year and the extension of the appointment of Kesselman & Kesselman as independent auditors of the Company for the 2006 fiscal year, and to authorize the board of directors of the Company to delegate to the audit committee the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.

Scailex Corporation Ltd.